Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-207615

Supplementing the

Preliminary Prospectus Supplement dated October 26, 2015

(to Prospectus dated October 26, 2015)

PRICING TERM SHEET

Dated as of October 27, 2015

Endologix, Inc.

3.25% Convertible Senior Notes due 2020

The information in this pricing term sheet relates to Endologix, Inc.’s offering (the “Offering”) of its 3.25% Convertible Senior Notes due 2020 (the “Notes”) and should be read together with the preliminary prospectus supplement dated October 26, 2015 (including the documents incorporated by reference therein and the base prospectus dated October 26, 2015 in respect thereof) relating to the Offering (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Endologix, Inc. (NASDAQ: ELGX)

Securities Offered:	3.25% Convertible Senior Notes due 2020.

Offering Size:	$110,000,000 aggregate principal amount (or $125,000,000 aggregate principal amount if the underwriter exercises its over-allotment option in full)

Public Offering Price:	100% of the principal amount, plus accrued interest, if any, from the Settlement Date

Underwriting Discount:	2.75% of the principal amount

Use of Proceeds:	The Issuer estimates that the net proceeds from the Offering, after deducting estimated expenses payable by the Issuer and the underwriter’s discount, will be approximately $106.5 million (or approximately $121.1 million if the underwriter exercises its over-allotment option in full).

The Issuer expects to use approximately $56 million of the net proceeds from the offering to repay indebtedness of TriVascular contemporaneously with the consummation of the TriVascular merger. To the extent the holders of convertible indebtedness of TriVascular do not convert their indebtedness into TriVascular common stock prior to or in connection with the consummation of the TriVascular merger, the Issuer intends to use an additional $10 million of the net proceeds to repurchase such convertible indebtedness. The Issuer expects to use the remainder of the net proceeds, or, if the TriVascular merger does not close, all of the net proceeds to finance the commercialization of its products, for working capital and other general corporate purposes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Maturity:	November 1, 2020, unless earlier purchased, redeemed or converted

Interest Rate:	3.25% per annum payable semiannually in arrears in cash and accruing from November 2, 2015 or from the most recent date to which interest has been paid or duly provided for

Interest Payment Dates:	May 1 and November 1, beginning May 1, 2016

Optional Redemption:	The Issuer may not redeem the Notes prior to November 1, 2018. On or after November 1, 2018, the Issuer may redeem for cash all or any portion of the Notes, at its option, but only if the closing sale price of the Issuer’s common stock (the “Common Stock”) for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the second trading day immediately preceding the date on which it provides notice of redemption, exceeds 130% of the conversion price on each applicable trading day. The redemption price will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the Notes.

NASDAQ Last Reported Sale Price on October 27, 2015:	$8.77 per share of the Common Stock

Initial Conversion Rate:	89.4314 shares of Common Stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $11.18 per share of Common Stock

Conversion Premium:	Approximately 27.5% above the NASDAQ Last Reported Sale Price on October 27, 2015

Available Shares:	As of the date of this pricing term sheet, the Issuer has sufficient authorized and unissued shares not reserved for other purposes to satisfy conversions of approximately $40.8 million principal amount of Notes solely in shares of Common Stock (plus cash in lieu of fractional shares), including the delivery of any additional shares of Common Stock in connection with a make-whole adjustment event with respect to such principal amount of Notes. Accordingly, the Preliminary Prospectus Supplement will be changed by (i) deleting the parenthetical “(assuming the maximum make-whole adjustment)” on page S-43 thereof (as well as making any additional conforming changes consistent with such deletion) and (ii) deleting the second sentence of the second paragraph on page S-61 thereof and replacing it with the following (as well as making any additional conforming changes consistent with such deletion and replacement):

“As of the first original issuance date of the notes offered hereby, we will have reserved shares of our common stock for the purpose of satisfying conversions of the notes and expect that number of shares to be sufficient to satisfy conversions of approximately $40.8 million principal amount of notes through stock settlement (including any required delivery of additional shares of our common stock in connection with a make-whole adjustment event).”

Certain Capitalization Numbers:	As a result of the change in offering size from the offering size reflected in the Preliminary Prospectus Supplement, certain financial measures given on an “adjusted basis” or “pro forma as adjusted basis” in the Preliminary Prospectus Supplement will be changed, including:

•	As adjusted “cash and cash equivalents” and pro forma as adjusted “cash and cash equivalents,” in each case, as of June 30, 2015, will each be reduced by approximately $40.0 million from their stated amounts in the Preliminary Prospectus Supplement;

•	As adjusted “total long-term debt” and pro forma as adjusted “total long-term debt,” in each case, as of June 30, 2015, will each be reduced by $40 million from their stated amounts in Preliminary Prospectus Supplement;

•	As adjusted “notes offered hereby” and pro forma as adjusted “notes offered hereby,” in each case, as of June 30, 2015, will each be reduced by $40 million from their stated amounts in the Preliminary Prospectus Supplement; and

•	As adjusted “total capitalization” and pro forma as adjusted “total capitalization,” in each case, as of June 30, 2015, will each be reduced by $40 million from their stated amounts in Preliminary Prospectus Supplement.

In addition, other conforming changes will be made to the Preliminary Prospectus Supplement to reflect the change in offering size from the offering size reflected in the Preliminary Prospectus Supplement.

Make-Whole Premium Upon Conversion Upon a Make-Whole Adjustment Event:	If certain corporate events as described in the Preliminary Prospectus Supplement occur at any time prior to the stated maturity date, or if the Issuer delivers a notice of redemption, each of which is referred to as a “make-whole adjustment event,” the conversion rate for any Notes converted following such make-whole adjustment event will, in certain circumstances and for a limited period of time, be increased by a number of additional shares of Common Stock. The number of additional shares will be determined by reference to the following table and is based on the effective date of such make-whole adjustment event and the applicable “stock price” (as defined in the Preliminary Prospectus Supplement) per share of Common Stock for the make-whole adjustment event:

	Stock Price
Effective Date	$8.77	$9.50	$10.00	$15.00	$20.00	$25.00	$30.00	$40.00	$50.00	$60.00
November 2, 2015	24.5936	21.0179	18.9960	8.6973	5.1975	3.5172	2.5137	1.3318	0.6392	0.1792
November 1, 2016	24.5936	19.7316	17.6020	7.3500	4.2675	2.8796	2.0660	1.1078	0.5434	0.1675
November 1, 2017	24.5936	18.4568	16.1500	5.8533	3.2760	2.2140	1.5997	0.8703	0.4372	0.1483
November 1, 2018	24.5936	17.1747	14.5610	4.1287	2.2195	1.5184	1.1090	0.6128	0.3158	0.1175
November 1, 2019	24.5936	15.8421	12.6150	2.0880	1.1165	0.7864	0.5807	0.3255	0.1720	0.0693
November 1, 2020	24.5936	15.8316	10.5690	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case if the stock price is:

•	between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable;

•	in excess of $60.00 per share (subject to adjustment), no additional shares will be added to the conversion rate; and

•	less than $8.77per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, the Issuer may not increase the conversion rate to more than 114.0250 shares per $1,000 principal amount of Notes, though the Issuer will adjust such number of shares for the same events for which the Issuer must adjust the conversion rate as described under “Description of the Notes—Conversion of Notes—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Trade Date:	October 28, 2015

Settlement Date:	November 2, 2015

CUSIP/ISIN:	29266S AB2 / US29266SAB25

Sole Underwriter:	Piper Jaffray & Co.

The Issuer has filed a registration statement including a prospectus and a preliminary prospectus supplement with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402 or by telephone at 800-747-3924 or by email at prospectus@pjc.com.

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